

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70662

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WWF SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 PARK AVENUE, APT #1707
(No. and Street)

DETROIT	MI	48226
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lon Johnson	313-314-6500	lon@wwfsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Lon Johnson</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>WWF SECURITIES, LLC</u>, as of <u>December 31</u>, 2 <u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Lon Johnson_
_____

Title:
_____
CCO

> **Please see attached
> All Purpose
> Jurat form
> for additional
> Notary Events**

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



WWF SECURITIES, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))
For the Year Ended
DECEMBER 31, 2022



WWF SECURITIES, LLC

<u>CONTENTS</u>





Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member's of WWF Securities, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of WWF Securities, LLC (the "Company") as of December 31, 2022, and as of inception from October 23, 2020, through December 31, 2021, the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter - Going Concern Risk

As Noted in 10, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through contributions. These conditions raise doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect to this matter.

Emphasis-of-Matter – Regulatory and Calendar Periods for Financial Reporting

As described in Note 11, the Company was formed and began operating on October 23, 2020; However, FINRA membership was granted November 15, 2021, requiring financial statement auditing for 13 months ended December 31, 2022, while the audited component units are 27 months comprised of 12 calendar months for 2022 and 15 months from inception to December 31, 2021. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

China Spring, Texas
March 22, 2023

We have served as the WWF Securities, LLC's auditor since 2022.



Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph: 512.967.3517



WWF SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

ASSETS

	As of Dec. 31, 2022	As of Dec. 31, 2021 (15 months) from inception
Cash	$33,002	$61,046
Prepaid Expenses	10,461	79
Other	271	1,086
TOTAL ASSETS	$44,234	$62,211

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued Expenses	3,964	1,532
Payable to Affiliated	1,740	1,377
TOTAL LIABILITIES	5,704	2,909
MEMBER'S EQUITY	38,530	59,302
TOTAL LIABILITIES AND MEMBER'S EQUITY	$44,234	$62,211

The accompanying notes are an integral part of these financial statements.

- 2 -



WWF SECURITIES, LLC
STATEMENT OF OPERATIONS

REVENUE	Jan. – Dec 2022	Dec. 31, 2021 (15 months) from Inception
Service fees	$ 58,250	$ 0
Interest Income	0	419
TOTAL REVENUES	58,250	419
EXPENSES		
Professional fees	78,197	23,364
Legal fees	12,761	33,948
Advertising	22,500	0
Licensing and Membership	17,178	54,536
Technology and communications	14,611	14,445
Other	16,336	8,238
TOTAL EXPENSES	161,083	134,531
Net Loss	$102,833	$134,112

The accompanying notes are an integral part of these financial statements.

- 3 -





WWF SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

MEMBER'S EQUITY, OCTOBER 1, 2020	$ -
Contributions	203,749
Net Loss	(37,834)
MEMBER'S EQUITY, DECEMBER 31, 2020	$ 165,915
Contributions	27,500
Net Loss	(134,113)
MEMBER'S EQUITY, DECEMBER 31, 2021	$ 59,302
Contributions	69,800
Net Loss	(90,572)
MEMBER'S EQUITY, DECEMBER 31, 2022	$ 38,530

The accompanying notes are an integral part of these financial statements.

- 4 -

WWF SECURITIES, LLC
STATEMENT OF CASH FLOWS

	Jan. – Dec 022	Dec. 31, 2021 (15 months) from Inception
Cash flows from operating activities:		
Net Loss	$(90,572)	$(171,947)
Adjustments to reconcile net income to net cash provided by operations:		
Changes in operating assets and liabilities:		
Accounts receivable from affiliates	365	1,877
Prepaid expenses	(10,067)	(1,165)
Accounts payable and Accrued expenses	2,431	1,032
NET CASH PROVIDED BY OPERATING ACTIVITIES	(97,843)	(170,204)
Cash flows from financing activities:	—	—
Contribution	69,800	231,249
NET CASH USED BY FINANCING ACTIVITIES	69,800	231,249
NET CHANGE IN CASH	(28,043)	61,045
CASH, BEGINNING OF YEAR	61,045	—
CASH, END OF YEAR	$ 33,002	$ 61,045

– 5 –



Note 1 - <u>Organization and Description of Business</u>

WWF Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to its investment.

The Company was founded in October of 2020, under the laws of the State of Delaware. The Company is a placement agent for private debt and equity securities and acts as a broker for the purchase and sale of private securities. The Company's customers are located throughout the United States.

The Company is owned 55% by WWF Holdings, Inc., 35% by Edward Fearon, and 10% by Escalating Dares, LLC.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Revenue from Contracts with Customers</u>

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees"). The Company has evaluated its nonrefundable retainer fees, to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer.

<u>Revenue Recognition</u>

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.



Note 2: Summary of Significant Accounting Policies (Continued)

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenues on the statement of financial condition.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customers.

Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivables for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

Advertising

Advertising costs are expensed as incurred. The Company incurred $22,500 in advertising expenses for the year ended December 31, 2022.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

- 7 -



Note 2: Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the respective assets, which ranges from five to seven years.

Income Taxes

As a limited liability company, the tax consequences of the Company's operations all pass through to the Member. Therefore, the Company's income or loss is reported on the Member's partnership income tax return.   As a result, no federal or state income taxes are included in the accompanying financial statements as they are the responsibility of the individual owners of the Member.

The Company has adopted the provision of FASB ASC 740-10 Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 -Related Party Transactions

The Company and its Member occasionally pay expenses on behalf of each other that are reimbursed at cost with no gain or loss. During the years 2022 and 2021, payments on behalf of one another were $17,830 AND $1,332 respectively.. The balance due from member on the accompanying statement of financial condition arose from such transactions.

The Company operates from office space provided by the owners of the Company's Member at no cost to the Company. Financial position and results of operations could have differed from the amounts in the accompanying financial statements if these related party transactions did not exist.



Note 4 - <u>Concentrations</u>

During 2022, approximately 100% of investment banking revenues were earned from 1 customer(s). We had no net accounts receivable at December 31, 2022.

Note 5 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or one-fifteenth of aggregate indebtedness. At December 31, 2022, the Company had net capital of $27,298 which exceeded its minimum required net capital of $5,000 by $22,298. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was .20 to 1.00.

Note 6 - <u>Subsequent Events</u>

The Company has evaluated all events and transactions that occurred after December 31, 2022 through March 22, 2023.

Note 7 - <u>Contingencies</u>

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2022, as defendant.

Note 8 - <u>Economic Risks</u>

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to sustain potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 9 - <u>Commitments and Contingencies</u>

The Company does not have any commitments, guarantees or contingencies that may result in a loss or future obligation, or that may be asserted against the firm at a future date.

<u>Note 10 - Going Concern and Liquidity Risk</u>

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2022, the Company reported a net loss of $90,572 and relied on cash contributions from member in the amount of $69,800 to



fund its operation. These results and the $33,002 of cash on hand on December 31, 2022 raise substantial doubt about the Company's ability to continue as a going concern.

In 2023, the Company will focus on expanding its revenues from new customers. The Company will require greater revenues from its placement fee line of business to achieve profitable results. If the Company achieves an increase in revenues, it is expected such funds will provide the working capital necessary to fund the Company's operations in accordance with its currently planned business activities.

Note 11 – Regulatory and Calendar Periods for Financial Reporting
The company was initiated on October 23, 2020, and FINRA membership was granted on November 15th, 2021, requiring regulatory prepared and audited financial statements for 15 months.



WWF SECURITIES, LLC
Schedule I

COMPUTATION OF NET CAPITAL
PURSUANT to RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

NET CAPITAL

Total Member's Equity $ 38,530

Less:

Prepaid Expenses   10,961
 Deposit   270

Net Capital $ 27,299
Less: Minimum net capital requirement (greater of
6 2/3% of aggregate indebtedness or $5,000) $ 5,000

Excess Net Capital $ 22,299

AGGREGATE INDEBTEDNESS $ 5,704

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.20 to 1.00

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5
as of December 31, 2022
There is no significant difference between the net capital reported in Part IIA of Form X-17A-5,
as amended, as of December 31, 2022 and net capital as reported above.



WWF Securities, LLC

Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

- 12 -



WWF Securities, LLC

Schedule III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

- 13 -





Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2022

<u>Report of Independent Registered Public Accounting Firm</u>
<u>Exemption Review Report Pursuant to 15c3-3</u>

Exemption: Footnote 74 of SEC Release No. 34-70073

Lonnie Johnson
WWF Securities, LLC
1 Park Avenue, #1707
Detroit, MI 48226

Dear Lonnie Johnson:

We have reviewed management's statements, included in the accompanying Exemption Report, in which WWF Securities, LLC has indicated that it is not operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), but rather operates pursuant to Footnote 74 of SEC Release No. 34-70073 and that WWF Securities, LLC does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and WWF Securities, LLC does not carry accounts of customers and WWF Securities, LLC does not carry proprietary accounts as defined in Rule 15c3-3. WWF Securities, LLC stated that it has met the requirements to operate pursuant to Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year without exception, or, with exception as noted in the Representation Letter of Exemption. WWF Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WWF Securities, LLC's compliance with its operations as such pertain to its operations under Footnote 74 of SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, We are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas
March 22, 2023



Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph: 512.967.3517



wwf securities, llc

WWF Securities, LLC's Exemption Report

February 20, 2023

To: Tuttle & Bond PLLC
Re: 17 C.F.R. § 240.15c3-3(k)

WWF Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements.

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WWF Securities, LLC

I, Lonnie Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
President

WWF Securities, LLC

1 Park Ave #1707

Detroit, MI 48226 USA

admin@wwfsecurities.com

tel: +1-313-314-6500



JURAT ATTACHMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF ____Tennessee____ }

COUNTY OF ____Cheatham____ }

The foregoing instrument was subscribed and sworn before me this date of
__03/24/2023__, by __Lon Johnson_____

This notarial act was an online notarization.



SAMANTHA B. DOMINGUEZ
STATE OF TENNESSEE
NOTARY PUBLIC
COUNTY OF CHEATHAM

ONLINE NOTARY PUBLIC
MY COMMISION EXPIRES: JULY 26 2025

(Notary Seal)

Notary's Signature_____

Registration No.: __0_____

Commission Expiration Date:__July 26, 2025__

